EXHIBIT 99.7

March 5, 2015

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB T2J 7E8

Ladies and Gentlemen:

Re: Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Agrium Inc. (the “Corporation”) under the Securities Exchange Act of 1934, as amended.

I, Michael Ryan Bartsch, P. Eng., a qualified person, am responsible for preparing or supervising the preparation of sections 1-5, 12, 16 and 19-27 of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Report and to the use of my name therein. I also consent to the incorporation by reference of such information in Registration Statements Nos. . 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and 333-195968 on Form S-8 and Registration Statement No. 333-195266 on Form F-10 of the Corporation.

Yours truly,

/S/ Michael Ryan Bartsch
Michael Ryan Bartsch, P.Eng.